NEWS RELEASE

Canarc Commences Drill Program on Tay-LP Gold Property, Yukon Territory

Vancouver, Canada – September 15, 2009 - Canarc Resource Corp. (CCM: TSX, CRCUF: OTC-BB, CAN: DB-F) announces that drilling is now underway at the Tay-LP property located in the Tintina Gold Belt near Ross River, Yukon Territory. One diamond drill rig is currently working and will complete ten holes totalling approximately 2,000 m of drilling. The objective of the program is to extend known mineralisation along strike and down-dip of existing gold intercepts in three principle target areas, and also to test targets previously identified by geophysics and geochemical surveys that have never been drilled.

Diamond drilling by previous operators in the principle target areas intersected numerous gold mineralised intervals, including  3.92 g/t gold over 10.47 metres in hole TLP04-02 and 3.10 g/t gold over 11 metres in hole TLP04-04.

James Moors, B.Sc., P.Geo, Vice President, Exploration, is the Qualified Person who reviewed this news release and is supervising the 2009 drill program on the Tay-LP property.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on exploring its recently acquired Tay LP gold property in south-central Yukon and seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

/s/ Garry Biles

Garry Biles, P.Eng

President & COO

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.